February 22, 2010

Ernest Greene
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

RE: Winwheel Bullion, Inc.

Dear Mr. Greene:

In response to your Comment Letter dated February 2, 2010, please find our respective responses.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including you interim filings where appropriate.

Response:
The revisions will be reflected accordingly.

Reports of Independent Registered Public Accounting Firms, page 11

2.
Since you are a development stage entity, the period from inception to the end of your most recently completed fiscal year should be audited and covered by an audit report.  Please make arrangements with your auditors to ensure that this occurs in your Form 10-K for the year ended March 31, 2010.  If your current auditor places reliance on the prior auditor for a portion of this period, the current auditor should make reference to that effect in his report.  The separate report of the prior auditor for the period being relied upon.  Refer to Rule 2-05 of Regulation S-X.  Also, since we assume your Form 10-K for the year ended March 31, 2010 will not include separate statements of operations or cash flows for the fiscal year ended March 31, 2008 or a March 31, 2008 balance sheet, please also ensure the prior auditors’ report doe not refer to these items if their report is included.

Response
The Company’s auditor will ensure that this is complied with for the March 31, 2010 Form 10-K.

Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 23

3.	Please disclose the facts and circumstances leading to your conclusion that your disclosure controls and procedures were not effective.

Response
The Company, due to the lack of staffing, did not have proper segregation of duties.

Management’s Report on Internal Control over Financial Reporting, page 23

4.
Please disclose in greater detail the nature of each material weakness in your internal control over financial reporting.  Please also revise your disclosure to clearly identify these items as being material weaknesses.  Refer to Item 308T(a)(3) of Regulation S-K.

Response
The Company, due to the lack of staffing, did not have proper segregation of duties.   This information will be included on the Form 10-K for the year ended March 31, 2010.

5.
When you file your Form 10-K for the year ended March 31, 2010, please ensure that the attestation report from your auditors regarding your internal control over financial reporting is also included.  See Items 208(b) and 208T of Regulation S-K.

Response
According to the latest extension provided by the SEC, we are not required to report this until fiscal years ending after June 15, 2010.

Changes in Internal Control over Financial Reporting, page 23

6.
You disclose that “Except as set forth above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.”  Please revise to state clearly whether or not there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose the nature and timing of each change, if applicable.

Response
No changes have been made.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

7.	Please address the comments above in your interim filings as well.

Response
The comments previously stated apply to this filing also.

Item 4 – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 12

8.
Your current disclosure indicates that your Chief Executive Office and Chief Financial Officer concluded as of March 31, 2009 that your disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Response
The Company agrees and will update the respective certifications on the 10-Q/A.

Management’s Report on Internal Control over Financial Reporting, page 12

9.
You have included management’s report on internal control over financial reporting in your Form 10-Q.  Management’s report on internal control over financial reporting need only be included in your Forms 10-K.  Please amend your Form 10-Q for the period ended September 30, 2009 to remove it.  Refer to Item 308T(a)(3) of Regulation S-K.  Ensure that the disclosures required by Item 308T(b) of Regulation S-K, as revised to address comment four above, are included in your amended Form 10-Q.

Response
The Company agrees and will remove this report on the 10Q/A.

If you have any questions, please respond accordingly.

Sincerely,

/s/ Bruce Harmon
Bruce Harmon
Interim Chief Financial Officer

Pc: David Price, Esq.
Stephen V. Williams, Chief Executive Officer
Steve Oh, CPA, Choi, Kim & Park, LLP